OVERSTOCK.COM, INC. 6350 South 3000 East Salt Lake City, UT 84121 APPENDIX I (Revised as of October 9, 2015)

Overstock Initial Securities Issuance Overview



Onboarding Overstock onto PRO Securities ATS Platform
Actor /Situs
Actions
Overstock
Broker-Dealer(1)
Overstock executes Securities Trading Agreement with PRO Securities ATS
Overstock takes necessary corporate steps to authorize the issuance of digital securities
Digital securities are sold by Overstock or Overstock's underwriter to initial purchasers*
The book entry of trades is derived from the proprietary ledger, publicly available copies of which can be mathematically proven to be valid copies using cryptographically-secured distributed ledger technology. The digital securities register maintained by Overstock and its Transfer Agent consists of the proprietary customer information and the proprietary ledger***
Institutional / Retail customers of Broker-Dealer express interest in purchasing digital securities
These potential purchasers of digital securities are onboarded by Broker-Dealer**
Broker-Dealer shares customer information with Overstock or Overtsock's Transfer Agent.

(1) A sole broker-dealer will be licensed to provide access to the PRO Securities ATS digital securities trading platform. Initially, we expect that this broker-dealer will be DriveWealth, LLC.

*Process by which securities will be purchased are shown in Slides 5 and 8-13.

**As shown in slide 6. Those institutional and retail customers of Broker-Dealer that are potential purchasers of digital securities are referred to in this Appendix as "end-use customers."

***As set forth in slides 14-16.

NOTE: This depiction and the accompanying description are summary in nature and are intended only as an aid to understanding the processes associated with trading Overstock's digital securities. The processes depicted herein may change, depending on the final terms of license and other agreements that have yet to be completed.

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Onboarding Broker-Dealer to PRO Securities ATS Actor /Situs Actions Broker-Dealer Broker-Dealer enters into all required agreements with PRO Securities ATS Broker-Dealer enters into license agreement with TØ.com to license the TØ.com software to create end-use customer portfolio key and wallet Broker-Dealer performs a test trade 3 NOTE: This depiction and the accompanying description are summary in nature and are intended only as an aid to understanding the processes associated with trading Overstock’s digital securities. The processes depicted herein may change, depending on the final terms of license and other agreements that have yet to be completed.

1. Broker-Dealer executes a subscriber agreement that details the relationship and requirements for Broker-Dealer and its end-use customers to access the PRO Securities ATS, including Broker-Dealer taking all responsibility for regulatory compliance for itself and its end-use customers. 2. Broker-Dealer, via its related OMS, will enter into a FIX certification with PRO Securities ATS. This certification will be performed via the Internet in the PRO Securities ATS QA test environment. a. Certification is a one-time process. b. After successful certification is completed, trading in digital securities can commence after specific telecom IPs and Ports are given to Broker-Dealer. 3. A test trade will be performed. Onboarding Broker-Dealer to PRO Securities ATS 4

Performs KYC/AML checks on underwriter New underwriter account created Creates portfolio key and wallet Key made available to underwriter for placement of securities with investors in primary issuance Primary Issuance of Securities Actor /Situs Actions Broker-Dealer 5 PRO Securities ATS Creates committed key and wallet NOTE: This depiction and the accompanying description are summary in nature and are intended only as an aid to understanding the processes associated with trading Overstock’s digital securities. The processes depicted herein may change, depending on the final terms of license and other agreements that have yet to be completed. Initial account data available to underwriter through Broker-Dealer’s digital securities user interface Engaged underwriter executes account documentation with Broker-Dealer Overstock Engages a broker-dealer to act as underwriter of an offering of digital securities Confirms conditions for primary issuance satisfied Delivers issuance order to Pro Securities ATS directing delivery to underwriter’s account Credits underwriter portfolio wallet with initial issuance of digital securities Initial credit written to the proprietary ledger, thereby settling the placement to underwriter Transfer Agent Trade data available to Transfer Agent Overstock confirms to Transfer Agent that all requisite corporate approvals for issuance of a series of digital securities are in place Sell Order placed by underwriter (See Slide 10)

Such end-use customer executes account documentation with Broker-Dealer Performs KYC/AML checks on end-use customer New end-use customer account created Creates portfolio key and wallet Onboarding a New End-Use Customer Actor /Situs Actions Broker-Dealer 6 PRO Securities ATS Creates committed key and wallet NOTE: This depiction and the accompanying description are summary in nature and are intended only as an aid to understanding the processes associated with trading Overstock’s digital securities. The processes depicted herein may change, depending on the final terms of license and other agreements that have yet to be completed. Key made available to end-use customer for future trading Institutional / Retail customers of Broker-Dealer express interest in purchasing digital securities

1. A new end-use customer of Broker-Dealer who wishes to trade Overstock’s digital securities will complete Broker-Dealer’s applicable customer account documentation. 2. Broker-Dealer will then perform its procedures for onboarding new end-use customers, including requisite KYC and AML checks. 3. Assuming all requirements are met for opening a new end-use customer account, a new end-use customer account is created. 4. For end-use customers requesting digital securities trading, two digital wallets are also created: a. Broker-Dealer creates a unique customer key and “portfolio wallet.” b. PRO Securities ATS creates a unique account key and “committed wallet.” Onboarding a New End-Use Customer 7

End-use customer logs in to Broker-Dealer’s digital securities user interface Create Order to Buy Overstock Digital Security* Actor/Situs Actions Broker-Dealer Customer balances and Overstock market data are shown End-use customer enters buy order directly into Broker-Dealer’s digital securities user interface See Slide 10 8 *Buy order and sell order processes are substantially similar with appropriate changes to represent the characteristics of the order. NOTE: This depiction and the accompanying description are summary in nature and are intended only as an aid to understanding the processes associated with trading Overstock’s digital securities. The processes depicted herein may change, depending on the final terms of license and other agreements that have yet to be completed. Buy Order placed by end-use customer*

1. End-use customer logs in to Broker-Dealer’s digital securities user interface. Permission to log in is subject to Broker-Dealer’s approval. 2. Once logged in, end-use customer sees current top of book, level one market data with respect to Overstock (the best bid and best ask price available) and the contents of the end-use customer’s digital wallet. 3. Only anonymous trading occurs. End-use customer cannot see its trading counterparts and PRO Securities ATS does not have access to end-use customer identifying information. Create Order to Buy Overstock Digital Security 9

Buy Order (Place Trade)
Actor /Situs
Actions
Broker-Dealer*
PRO Securities ATS
Sufficient balance available?
Buy Order
Continued from Slide 8
Yes
Demobilizes end-use customer's available cash by proposed purchase amount
Creates FIX Order message
Signs** FIX Order message
Order routed to PRO Securities ATS
Order pending
Identifies customer's committed wallet
Validates customer wallets and balances
Creates commitment transaction
Signs** commitment transaction
Moves liability to committed wallet
Creates transaction response
Crypto and FIX signatures match?
Yes
Processes order
Creates execution report
Receives a committed transaction created by TØ software into the PRO Securities ATS matching engine
Sends execution report to Broker-Dealer's digital securities user interface

*Trade is processed through the TØ.com software accessed by the end-use customer through Broker-Dealer's digital securities user interface.

**Signs = affixes cryptographically verifiable proof of identity of the wallet and authority to enter the transaction.

NOTE: This depiction and the accompanying description are summary in nature and are intended only as an aid to understanding the processes associated with trading Overstock's digital securities. The processes depicted herein may change, depending on the final terms of license and other agreements that have yet to be completed.

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Buy Order (Place Trade) 1. The TØ.com software checks to ensure that sufficient funds are available to place the buy order, and demobilizes end-use customer’s available cash by the proposed purchase amount. 2. The TØ.com software creates a “committed transaction” (i.e., the buy order) for the end-use customer’s committed wallet. 3. The TØ.com software places the order into the PRO Securities ATS matching engine. The PRO Securities ATS acknowledges receipt of the order back to the end-use customer. If a match does not occur, the order will remain in the PRO Securities ATS matching engine until canceled by end-use customer. 11

Matching Actor /Situs Actions Broker-Dealer PRO Securities ATS Trade data available to end-use customer through Broker-Dealer’s digital securities user interface Committed wallet deducted Portfolio wallet receives digital security Initial match successful? Maps order IDs to committed wallets Gets wallet balances Sufficient balance available? Execute order* Trade written to the proprietary ledger, thereby settling transaction 12 NOTE: This depiction and the accompanying description are summary in nature and are intended only as an aid to understanding the processes associated with trading Overstock’s digital securities. The processes depicted herein may change, depending on the final terms of license and other agreements that have yet to be completed. *Utilizing the TØ.com software the execution of the transaction is the settlement. Trade data available to Transfer Agent Yes Yes Buy/sell order match Transfer Agent

Matching 1. After an initial match occurs between buy and sell orders, the PRO Securities ATS maps the identification to each end-use customer’s digital wallets. If there are multiple sellers at the same price the allocations are based on the current PRO Securities ATS order priority. 2. The committed wallets of the buyer and seller are matched. If a match occurs (i.e., matching buy and sell orders), the trade is executed. 3. The PRO Securities ATS writes the trade to the proprietary ledger, thereby settling the transaction, and the proprietary ledger is made available to the end-use customer through Broker-Dealer’s digital securities user interface and to Transfer Agent. 13

Validation of Copy of Proprietary Ledger By Distributed Ledger Network Technology
Actor /Situs
Actions
PRO Securities ATS*
Trade written to the proprietary ledger
Creates proprietary ledger snapshot of securities trade
Creates snapshot anchor**
Creates *de minimis* bitcoin transaction and includes anchor data and submits to blockchain for embedding
Confirms successful anchor
Appends bitcoin transaction to proprietary ledger
Blockchain
Bitcoin transaction with anchor data is included in suggested block by miners
Block is closed and saved to blockchain
Miner receives *de minimis* mining fee
Transfer Agent
Receives proprietary ledger snapshot
Mathematical validation using cryptographically-secured distributed ledger network technology
Mathematical proof that proprietary ledger snapshot matches proprietary ledger maintained by PRO Securities ATS

*Utilizing the TØ.com software.

**Anchor: mathematical derivation of numbers and characters generated from ledger.

NOTE: This depiction and the accompanying description are summary in nature and are intended only as an aid to understanding the processes associated with trading Overstock's digital securities. The processes depicted herein may change, depending on the final terms of license and other agreements that have yet to be completed.

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1. Following the consummated digital securities transaction, the executed transaction is reflected on the proprietary ledger that is maintained by the PRO Securities ATS. If, for any reason, Bitcoin miners are unavailable to update the Bitcoin blockchain (i.e., the distributed ledger), the proprietary ledger is not impacted and will continue to reflect the current state of ownership of Overstock's digital securities. 2. To commence the ledger distribution and validation process, the TØ.com software creates a snapshot anchor for a set of consummated digital securities transactions. 3. PRO Securities ATS executes a minimal Bitcoin transaction and uses the TØ.com software to embed the snapshot anchor data within that transaction. Because the snapshot anchor data is encrypted and the Bitcoin transaction is entirely anonymous, Bitcoin miners are unaware that they are associated with a digital securities transaction in any way. Validation of Copy of Proprietary Ledger By Distributed Ledger Network Technology 15

4. The PRO Securities ATS Bitcoin transaction containing the snapshot anchor data is confirmed by Bitcoin miners and added to a suggested block, which is then closed and permanently and immutably saved to the blockchain. Bitcoin miners receive the de minimis transaction fee associated with the 5. PRO Securities Bitcoin transaction. PRO Securities ATS appends the Bitcoin transaction (including the embedded snapshot anchor data) to the proprietary ledger, which already reflects the relevant set of consummated digital securities transactions, and provides an updated copy of the proprietary ledger to 6. Transfer Agent. Transfer Agent mathematically validates the copy of the proprietary ledger using cryptographically-secured distributed ledger network technology, thereby mathematically proving that its copy of the proprietary ledger matches the proprietary ledger maintained by the PRO Securities ATS. Validation of Copy of Proprietary Ledger By Distributed Ledger Network Technology (continued) 16

Update of Share Register Actor /Situs Actions Transfer Agent Broker-Dealer 17 NOTE: This depiction and the accompanying description are summary in nature and are intended only as an aid to understanding the processes associated with trading Overstock’s digital securities. The processes depicted herein may change, depending on the final terms of license and other agreements that have yet to be completed. End-Use Customer Requests end-use customer data from Broker-Dealer Accesses wallets from its books and records Receives correspondence from Overstock (e.g., proxy materials) as requested by Overstock Looks up end-use customers’ private information associated with applicable wallets Provides end-use customer data Receives end-use customer data Provides information to Overstock and delivers correspondence to end-use customers on behalf of Overstock as requested Transfer Agent authorized to access end-use customer data? Yes

Update of Share Register 18 1. Periodically, Transfer Agent uses the TØ.com software to access personal end-use customer information from Broker-Dealer in order to match that end-use customer data to the transactions recorded on the proprietary ledger. 2. Using the TØ software, Broker-Dealer verifies that Transfer Agent is entitled to receive personal end-use customer data. 3. Once Broker-Dealer verifies Transfer Agent is authorized, Broker-Dealer returns end-use customer information to Transfer Agent. 4. The end-use customer receives Overstock correspondence from Transfer Agent as requested by Overstock (e.g. proxy material).